SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                             (Amendment No.      4      )


                                   NEXTHEALTH, INC.

                                   (Name of Issuer)


                            Common Stock, $0.01 par value

                            (Title of Class of Securities)

                                     65333G 10 5

                                    (CUSIP Number)


            Jeffrey L. Steele, Esq., 1500 K Street, N.W. Washington, D.C. 20005 (202) 626-3314
             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   March 14, 1996
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   Peter Cundill & Associates (Bermuda) Ltd.
        N/A

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                        (b) x


    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda

        NUMBER OF        7   Sole Voting Power:  91,100
        SHARES           8   Shared Voting Power:  253,350
        BENEFICIALLY     9   Sole Dispositive Power:  241,150
        OWNED BY        10   Shared Dispositive Power:  181,150
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  422,300

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  / /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.9%

    14  TYPE OF REPORTING PERSON:  CO, IA (Canadian)

                                  SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   Peter Cundill Holdings (Bermuda) Ltd.
        N/A

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                        (b) x

    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda

        NUMBER OF        7   Sole Voting Power:  0
        SHARES           8   Shared Voting Power:  344,450
        BENEFICIALLY     9   Sole Dispositive Power:  0
        OWNED BY        10   Shared Dispositive Power:  422,300
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  422,300

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  /  /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.9%

    14  TYPE OF REPORTING PERSON:  HC

                                    SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   F. Peter Cundill
        N/A

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                        (b) x


    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e):   /  /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Canada

        NUMBER OF        7   Sole Voting Power:  23,150
        SHARES           8   Shared Voting Power:  344,450
        BENEFICIALLY     9   Sole Dispositive Power:  0
        OWNED BY        10   Shared Dispositive Power:  422,300
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  422,300

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  /  /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.9%

    14  TYPE OF REPORTING PERSON:  IN

               This Amendment No. 4 to Statement on Schedule 13D, originally filed on February 23, 1994, as amended by Amendment No. 1 filed on August 4, 1994, Amendment No. 2 filed on February 10, 1995, and Amendment No. 3 filed on January 3, 1996 is being filed by Peter Cundill & Associates (Bermuda) Ltd., a Bermuda corporation ("PCB"), Peter Cundill Holdings (Bermuda) Ltd., a Bermuda corporation ("Holdings"), and F. Peter Cundill, a Canadian citizen residing in England ("Cundill") (PCB, Holdings and Cundill are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons"), to reflect the following amendments to Items 3 and 5:

          ITEM 3 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS IN ITS
          ENTIRETY:

          Item 3.   Source and Amount of Funds or Other Consideration.

                    The Shares herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

                    (1) Acting on behalf of investment advisory clients of Peter Cundill & Associates, Inc., a Delaware corporation registered under the Investment Advisers Act of 1940 ("PCA"), PCB purchased a total of 66,900 Shares in the open market for an aggregate consideration (exclusive of brokers' commissions) of $228,082.25. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                    (2) Acting on behalf of Cundill Value Fund, an unincorporated trust governed by the laws of British Columbia (which is the continuation of and successor to Cundill Value Fund Ltd.) ("Value Fund"), PCB purchased a total of 241,150 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $1,013,574.58. To the best knowledge of the Reporting Persons, the funds used in such purchases were from Value Fund's existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                    (3) Acting on behalf of Peter Cundill Limited Partner-ship, a limited partnership formed under the laws of British Columbia ("Cundill Limited"), PCB purchased a total of 23,150 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $87,449.38. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                    (4) Acting on behalf of Cundill International Company Ltd., a mutual fund corporation incorporated under the laws of Bermuda ("International"), PCB purchased a total of 91,100 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $336,433.90. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                         Individually none of PCA, Value Fund, Cundill
               Limited or International beneficially own 5% or more of the Shares. Due to the investment management services provided by PCB to PCA, Value Fund, Cundill Limited and International, PCB could be deemed a beneficial owner of all Shares purchased in the transactions described in subitems
               (1), (2), (3) and (4) above.

                    All dollar amounts are in United States dollars.

          ITEM 5 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS IN ITS
          ENTIRETY:

          Item 5.   Interest in Securities of the Issuer.

                    The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

          Shares Deemed to be            Nature of              Percentage
          Beneficially Owned By:         Ownership               of Class

          (A)  PCB:

                  54,700        Shared Dispositive Power  (1)       .64%

                  12,200        Shared Voting and Shared
                                Dispositive Power  (2)              .14%

                 241,150        Sole Voting and Sole
                                Dispositive Power  (3)             2.82%

                  23,150        Shared Dispositive Power  (4)       .27%

                  91,100        Sole Voting and Shared
                                Dispositive Power  (5)             1.06%

                 422,300                                           4.94%


          (B)  Holdings:

                  54,700        Shared Dispositive Power  (6)       .64%

                  12,200        Shared Voting and Shared
                                Dispositive Power  (7)              .14%

                 241,150        Shared Voting and Shared
                                Dispositive Power  (8)             2.82%

                  23,150        Shared Dispositive Power  (9)       .27%

                  91,100        Shared Voting and Shared
                                Dispositive Power  (8)             1.06%

                 422,300                                           4.94%


          (C)  Cundill:

                  54,700        Shared Dispositive Power  (10)      .64%

                  12,200        Shared Voting and Shared
                                Dispositive Power  (11)             .14%

                 241,150        Shared Voting and Shared
                                Dispositive Power  (12)            2.82%

                  23,150        Sole Voting and Shared
                                Dispositive Power  (13)             .27%

                  91,100        Shared Voting and Shared
                                Dispositive Power  (12)            1.06%

                 422,300                                           4.94%



          (1) Such Shares are owned by an investment advisory client of PCA. By reason of its investment advisory relationship with such client, PCA (as between itself and its client) has no voting power but sole dispositive power over such Shares. PCB, because it provides investment advisory services to PCA, could be deemed to share dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory client of PCA.

          (2) Such Shares are owned by investment advisory clients of PCA. By reason of its investment advisory relationship with such clients, PCA (as between itself and its clients) has shared voting and shared dispositive power over such Shares. PCB, because it provides investment advisory services to PCA, could be deemed to share voting power and dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory clients of PCA.

          (3) Such Shares are owned by Value Fund, the investment portfolio of which entity is managed by PCB. PCB has sole dispositive power and sole voting power under an agreement dated as of June 1, 1995. The economic interest in such Shares is held by Value Fund.

          (4) Such Shares are owned by Cundill Limited. The general partner of Cundill Limited has sole voting power over such Shares. PCB is the investment advisor of Cundill Limited and has shared dispositive power over such Shares.
               The economic interest in such Shares is held by the limited partners of Cundill Limited.

          (5) Such Shares are owned by International, which has shared dispositive power over such Shares with PCB. PCB is the investment manager of International and has sole voting and shared dispositive power over such Shares. The economic interest in such Shares is held by International.

          (6) Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

          (7) Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (8) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (9) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

          (10) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

          (11) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding of stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (12) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (13) Cundill, because he is a controlling person of the general partner of Cundill Limited, could be deemed to have sole voting power over such Shares. Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.


          THE FOLLOWING PARAGRAPH IS HEREBY ADDED TO ITEM 5 IN ORDER TO UPDATE INFORMATION CONCERNING TRANSACTIONS IN THE SHARES:

               TRANSACTIONS

               Since December 22, 1995 (the date of the last transaction reported in Amendment No. 3 to Schedule 13D), no transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof, except the following transactions, each of which was made in a broker's transaction in the open market.


          Reporting        Sale/                  No. of         Price Per
           Person        Purchase    Date         Shares           Share

          PCB on         Sale      02/09/96       3,900          $ 3.125
          behalf of                03/14/96       6,600          $ 3.125
          PCA                      03/14/96       6,600          $ 3.125

          PCB on         Sale      03/14/96       6,600          $ 3.125
          behalf of
          Inter-
          national

          PCB on         Sale      03/14/96       6,600          $ 3.125
          behalf of
          Cundill
          Limited

          PCB on         Sale      03/14/96       6,600          $ 3.125
          behalf of
          Value Fund


          ITEM 5(e)

          As of March 14, 1996, the Reporting Persons ceased to be the beneficial owners of more than 5% of the subject Shares.

                                      SIGNATURES


               The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct. The undersigned agree to the filing of this single Amendment No. 4 to Statement on Schedule 13D.


                                        PETER CUNDILL & ASSOCIATES
                                        (BERMUDA) LTD.



          Date:  March 19, 1996         By: /s/Patrick W.D. Turley
                                            Patrick W.D. Turley
                                              Attorney-in-Fact*


                                        PETER CUNDILL HOLDINGS
                                        (BERMUDA) LTD.



          Date:  March 19, 1996         By: /s/Patrick W.D. Turley
                                            Patrick W.D. Turley
                                              Attorney-in-Fact*



                                        F. PETER CUNDILL



          Date:  March 19, 1996         By: /s/Patrick W.D. Turley
                                            Patrick W.D. Turley
                                              Attorney-in-Fact*


          * Pursuant to Power of Attorney on file with the Commission and incorporated by reference herein.